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                            June 15, 2021

       Neelesh Kalani
       Chief Financial Officer
       ORRSTOWN FINANCIAL SERVICES INC
       77 East King Street
       P.O. Box 250
       Shippensburg, PA 17257

                                                        Re: ORRSTOWN FINANCIAL
SERVICES INC
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed March 15,
2021
                                                            File No. 001-34292

       Dear Mr. Kalani:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2020

       Item 7 - Management's Discussion and Analysis of Financial Condition and Results of
       Operations
       Supplemental Reporting of Non-GAAP Measures, page 56

   1.                                                   We note your disclosure
of the non-GAAP measures    Allowance plus purchase
                                                        accounting marks to
unguaranteed loans    and    Taxable-Equivalent Net Interest Margin
                                                        (excluding the effect
of purchase accounting)    here and in your Form 10-Q for the quarter
                                                        ended March 31, 2021.
It appears that disclosing financial measures and metrics
                                                        excluding the impact of
purchase accounting or adding purchase accounting mark
                                                        adjustments represents
individually tailored recognition and measurement methods, which could result in a
misleading financial metric that violates Rule 100(b) of Regulation G.
                                                        Therefore, in future
filings, including Forms 8-K, please remove such measures. Refer to
                                                        Question 100.04 of the
Compliance and Disclosure Interpretations for guidance.
 Neelesh Kalani
ORRSTOWN FINANCIAL SERVICES INC
June 15, 2021
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael Henderson, Staff Accountant at 202-551-3364 or Cara Lubit,
Staff Accountant at 202-551-5909 with any questions.



FirstName LastNameNeelesh Kalani          Sincerely,
Comapany NameORRSTOWN FINANCIAL SERVICES INC
                                          Division of Corporation Finance
June 15, 2021 Page 2                      Office of Finance
FirstName LastName